

AGL

Tel: 612 9922 0101
Fax: 612 9957 3671
ABN 95 052 167 405

AGL Centre
111 Pacific Highway
North Sydney
NSW 2060

Locked Bag 944
North Sydney
NSW 2059
www.agl.com.au

31 January 2005



BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

Attention: Mr Michael Coco

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

Issues Raised and Reported to the ASX

Period 18 December 2004 to 31 January 2005 (inclusive)

Date	Name of Document
12 January 2005	AGL Adds to Wholesale Gas Portfolio with TGT Deal


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/01/2005

TIME: 15:51:12

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Adds to Wholesale Gas Portfolio with TGT Deal

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AGL

media release

January 12, 2005

AGL adds to wholesale gas portfolio with TGT deal

The Australian Gas Light Company (AGL) has added to its wholesale gas portfolio and gas transportation arrangements through the acquisition of Tarong Energy's Terra Gas Trader (TGT) business for $5.72 million.

TGT supplies around 25 petajoules per year of South Australia's wholesale gas requirements to power generation customers through a portfolio of gas and transportation contracts. TGT supplies gas to the SA market via the Moomba to Adelaide pipeline.

AGL Managing Director Greg Martin said TGT was a strategic bolt-on acquisition that would complement AGL's wholesale gas arrangements and provide an additional revenue stream for the company.

"TGT's portfolio of gas and transportation contracts enhances AGL's existing wholesale gas arrangements creating additional opportunities to supply gas to South Australia and New South Wales," Mr Martin said.

"This acquisition is consistent with AGL's strategy of optimising opportunities across the energy chain to enhance our existing platform of businesses."

Mr Martin also said that the acquisition would add to AGL's presence as both an electricity and gas supplier in the SA energy market, where the company continues to build a strong position in the retail gas market, having won more than five per cent of the market since deregulation.

AGL was selected as the preferred bidder for TGT after the Queensland Government-owned Tarong Energy sought expressions of interest for the business.

Further Enquiries:

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273